UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

WPCS International Incorporated
(Name of Issuer)

Common Stock, par value $0.0001 par value
(Title of Class of Securities)

92931L 40 1
(CUSIP Number)

JOSHUA SILVERMAN
IROQUOIS CAPITAL MANAGEMENT, LLC
205 East 42nd Street, 20th Floor
New York, New York 10017
(212) 974-3070

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON IROQUOIS MASTER FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 276,288*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 276,288*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,288*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14	TYPE OF REPORTING PERSON CO

____________________
*See Item 5 of this Schedule 13D.

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON IROQUOIS CAPITAL INVESTMENT GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON OO

____________________
*See Item 5 of this Schedule 13D.

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON IROQUOIS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 276,288*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 276,288*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,288*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14	TYPE OF REPORTING PERSON IA, OO

____________________
*See Item 5 of this Schedule 13D.

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON AMERICAN CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,674*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,674*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,674*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

____________________
*See Item 5 of this Schedule 13D.

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON JOSHUA SILVERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 276,288*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 276,288*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,288*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14	TYPE OF REPORTING PERSON IN

____________________
*See Item 5 of this Schedule 13D.

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON RICHARD ABBE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 276,288*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 276,288*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,288*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14	TYPE OF REPORTING PERSON IN

____________________
*See Item 5 of this Schedule 13D.

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON KIMBERLY PAGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,674*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,674*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,674*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON IN

____________________
*See Item 5 of this Schedule 13D.

CUSIP NO. 92931L 40 1

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share (the “Shares”), of WPCS International Incorporated, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 521 Railroad Avenue, Suisun City, California 94585.

Item 2.	Identity and Background.

This statement is filed by:

(i)	Iroquois Master Fund Ltd., a Cayman Islands exempted limited company (“Iroquois Master Fund”);

(ii)	Iroquois Capital Management, LLC, a Delaware limited liability company (“Iroquois Capital”), which serves as the investment advisor to Iroquois Master Fund;

(iii)	Iroquois Capital Investment Group LLC, a Delaware limited liability company (“ICIG”);

(iv)	American Capital Management, LLC, a Delaware limited liability company (“American Capital”);

(v)	Joshua Silverman, who serves as the managing member of each of Iroquois Capital and ICIG;

(vi)	Richard Abbe, who serves as the managing member of each of Iroquois Capital and ICIG; and

(vii)	Kimberly Page, who serves as the manager of American Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 205 East 42nd Street, 20th Floor, New York, New York 10017.  The officers and directors of Iroquois Master Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.

(c)           The principal business of Iroquois Master Fund is serving as a private investment fund.  The principal business of Iroquois Capital is serving as an investment adviser that provides investment advisory services to Iroquois Master Fund.  The principal business of ICIG is serving as a private investment fund.  The principal business of American Capital is serving as an investment vehicle for investment purposes.  The principal occupation of each of Messrs. Silverman and Abbe is serving as a managing member of Iroquois Capital and ICIG.  The principal occupation of Ms. Page is serving as Chief Operating Officer, Compliance Officer of Iroquois Capital and as manager of American Capital.

CUSIP NO. 92931L 40 1

(d)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Silverman and Abbe and Ms. Page are citizens of the United States of America.  The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Iroquois Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in the open market and acquired through the conversion of certain preferred convertible stock. The aggregate purchase price of the 109,431 Shares purchased and acquired by Iroquois Master Fund was approximately $148,269, including brokerage commissions.

The Shares of Series H Preferred Convertible Stock of the Issuer, par value $0.0001 per share (the “Series H Shares”), purchased by Iroquois Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in a private placement. The aggregate purchase price of the 2,395 Series H Shares was approximately $368,776, including brokerage commissions.

The Shares of Series H-1 Preferred Convertible Stock of the Issuer, par value $0.0001 per share (the “Series H-1 Shares”) and the warrants with an exercise price of $1.66 per Share (the “Warrants”) purchased by each of Iroquois Master Fund and ICIG were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in a private placement. The aggregate purchase price of the (i) 7,037 Series H-1 Shares and 1,055,481 Warrants purchased by Iroquois Master Fund was approximately $1,300,000, including brokerage commissions and (ii) 541 Series H-1 Shares and 81,190 Warrants purchased by ICIG was approximately $100,000, including brokerage commissions.

CUSIP NO. 92931L 40 1

The Shares purchased by American Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in the open market and acquired through the conversion of certain preferred convertible stock. The aggregate purchase price of the 8,674 Shares purchased and acquired by American Capital was approximately $13,163, including brokerage commissions.

The Shares of Series H Shares, purchased by American Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in a private placement. The aggregate purchase price of the 235 Series H Shares was approximately $36,224, including brokerage commissions.

The Shares of Series H-1 Shares and Warrants, purchased by American Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in a private placement. The aggregate purchase price of the 541 Series H-1 Shares and 81,190 Warrants purchased by American Capital was approximately $100,000, including brokerage commissions.

The Shares, Series H Shares, Series H-1 Shares and Warrants are collectively referred to as the “Securities”.

Item 4.	Purpose of the Transaction.

The Reporting Persons purchased the Securities based on their belief that the Securities, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Securities at prices that would make the purchase or sale of Securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Securities on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons have engaged, and intend to continue to engage in conversation with management and the Board of the Issuer with regard to opportunities to enhance shareholder value.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Securities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Securities, selling some or all of their Securities, engaging in short selling of or any hedging or similar transaction with respect to the Securities, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 2,852,477 Shares, which represents (1) the 2,685,620 Shares outstanding, as of March 9, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on March 9, 2016 plus (2) 166,857 Shares issuable upon the conversion of certain Series H-1 Shares owned by Iroquois Master Fund.

Excluded from the Reporting Person’s beneficial ownership are an aggregate of 2,125,904 Shares underlying certain Series H Shares and H-1 Series Shares and issuable upon the exercise of certain Warrants, due to a conversion cap that precludes the holder thereof from converting such warrants to the extent that the holder would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.99% of the Shares outstanding (the “Beneficial Ownership Limitation”).

The excluded Shares include: (i) 239,500 Shares underlying Series H Shares owned by Iroquois Master Fund, 536,843 Shares underlying H-1 Series Shares owned by Iroquois Master Fund and 1,055,481 Shares issuable upon the exercise of certain Warrants owned by Iroquois Master Fund; (ii) 54,100 Shares underlying H-1 Series Shares owned by ICIG and 81,190 Shares issuable upon the exercise of certain Warrants owned by ICIG and (iii) 23,500 Shares underlying Series H Shares owned by American Capital, 54,100 Shares underlying H-1 Series Shares owned by American Capital and 81,190 Shares issuable upon the exercise of certain of the Issuer’s warrants directly owned by American Capital.

CUSIP NO. 92931L 40 1

As such, the following beneficial ownership information excludes an aggregate of 2,125,904 Shares underlying certain Series H Shares and H-1 Series Shares and issuable upon the exercise of certain Warrants due to the Beneficial Ownership Limitation. The Reporting Persons may choose to convert or exercise, as applicable, the H-Series Shares, H-1 Series Shares and Warrants, in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

A.	Iroquois Master Fund

(a)
As of the close of business on July 19, 2016, Iroquois Master Fund beneficially owned 276,288 Shares consisting of (i) 109,431 Shares directly and beneficially owned by Iroquois Master Fund, and (ii) 166,857 Shares underlying Preferred Stock owned by Iroquois Master Fund.

Percentage: 9.7%

(b)	1. Sole power to vote or direct vote: 276,288
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 276,288
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Iroquois Master Fund the past 60 days are set forth in Schedule B and are incorporated herein by reference.

B.           Iroquois Capital

(a)	As of the close of business on July 19, 2016, Iroquois Capital beneficially owned 276,288 Shares by virtue of its relationship as the investment manager to Iroquois Master Fund.

Percentage: 9.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 276,288
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 276,288

(c)
Iroquois Capital has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Iroquois Master Fund are set forth in Schedule B and are incorporated herein by reference.

C.	ICIG

(a)	As of the close of business on July 19, 2016, ICIG directly and beneficially owned 0 Shares.

Percentage: Less than 1%

CUSIP NO. 92931L 40 1

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	ICIG has not entered into any transactions in the Shares during the past 60 days.

D.	American Capital

(a)	As of the close of business on July 19, 2016, American Capital beneficially owned 8,674 Shares underlying Preferred Stock.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,674
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,674

(c)	American Capital has not entered into any transactions in the Shares during the past 60 days.

E.	Joshua Silverman

(a)	As of the close of business on July 19, 2016, Mr. Silverman beneficially owned 276,288 Shares by virtue of his relationship as the managing member of Iroquois Master Fund and ICIG.

Percentage: 9.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 276,288
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 276,288

(c)
Mr. Silverman has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Iroquois Master Fund during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

F.	Richard Abbe

(a)	As of the close of business on July 19, 2016, Mr. Abbe beneficially owned 276,288 Shares by virtue of his relationship as the managing member of Iroquois Master Fund and ICIG.

Percentage: 9.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 276,288
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 276,288

CUSIP NO. 92931L 40 1

(c)
Mr. Abbe has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Iroquois Master Fund during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

G.	Kimberly Page

(a)	As of the close of business on July 19, 2016, Ms. Page beneficially owned 8,674 Shares by virtue of her relationship as the manager of American Capital.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 8,674
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,674
4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Page has not entered into any transactions in the Shares during the past 60 days.

As of the close of business on July 19, 2016 the Reporting Persons collectively beneficially owned an aggregate of 284,962 Shares (including certain Securities held by the Reporting Persons and excluding certain Securities held by the Reporting Persons subject to the Beneficial Ownership Limitation described in this Item 5), constituting approximately 9.99% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 19, 2016 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On July 14, 2015, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Iroquois Master Fund, ICIG and American Capital (collectively, the “Investors”), pursuant to which the Issuer issued to the Investors an aggregate of 8,119 Series H-1 Shares, and Warrants to purchase 1,217,861 Shares.

On June 30, 2015, the Issuer entered into entered into Amendment, Waiver and Exchange Agreements with Iroquois Master Fund and American Capital (the “Exchange Agreements”). Pursuant to the terms of the Exchange Agreements, Iroquois Master Fund and American Capital agreed to exchange certain of the existing indebtedness for, and the Issuer agreed to issue to Iroquois Master Fund and American Capital, the Issuer’s Series H Preferred Shares.

CUSIP NO. 92931L 40 1

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Iroquois Master Fund Ltd., Iroquois Capital Management, LLC, Iroquois Capital Investment Group LLC, American Capital Management, LLC, Joshua Silverman, Richard Abbe, and Kimberly Page, dated July 19, 2016.

CUSIP NO. 92931L 40 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 19, 2016

IROQUOIS MASTER FUND LTD.

By:	Iroquois Capital Management, LLC,
its investment manager

IROQUOIS CAPITAL INVESTMENT GROUP LLC

IROQUOIS CAPITAL MANAGEMENT, LLC

By:	/s/ Joshua Silverman
	Name:	Joshua Silverman
	Title:	Authorized Signatory

AMERICAN CAPITAL MANAGEMENT, LLC

By:	/s/ Kimberly Page
	Name:	Kimberly Page
	Title:	Manager

/s/ Joshua Silverman
JOSHUA SILVERMAN

/s/ Richard Abbe
RICHARD ABBE

/s/ Kimberly Page
KIMBERLY PAGE

CUSIP NO. 92931L 40 1

SCHEDULE A

Directors of Iroquois Master Fund Ltd.

Name and Position	Present Principal Occupation	Business Address
Richard Abbe, Director	Hedge Fund Manager	205 East 42nd Street, 20th Floor, New York, New York 10017
Joshua Silverman, Director	Hedge Fund Manager	205 East 42nd Street, 20th Floor, New York, New York 10017

CUSIP NO. 92931L 40 1

SCHEDULE B

Transactions in the Shares During the Past Sixty (60) Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

IROQUOIS MASTER FUND LTD.

Purchase of Common Stock	200	1.4770	05/31/2016
Sale of Common Stock	(9,713)	1.6148	06/01/2016
Sale of Common Stock	(50,000)	1.7686	06/08/2016
Purchase of Common Stock	800	1.2870	06/14/2016
Purchase of Common Stock	4,100	1.6741	06/30/2016
Sale of Common Stock	(5,000)	1.6430	06/30/2016